

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Adam Craig
President and Chief Executive Officer
CTI BioPharma Corp.
3101 Western Avenue, Suite 600
Seattle, Washington 98121

> **Re: CTI BioPharma Corp.**
> **Registration Statement on Form S-3**
> **Filed November 7, 2017**
> **File No. 333-221382**

Dear Dr. Craig:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed November 7, 2017

General

1. We note your description of the shareholder rights plan on page 8. Please revise your fee table to register the preferred stock purchase rights as separate securities. In addition, please revise page 2 to incorporate by reference the description of the preferred stock purchase rights contained in a registration statement filed under the Exchange Act pursuant to Item 12(a)(3) of Form S-3. Please also file an opinion of counsel that addresses the preferred stock purchase rights issuable under your shareholder rights plan. For guidance, refer to Section II.B.1.g of Staff Legal Bulletin No. 19 (October 14, 2011).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Brophy Christensen, O'Melveny &Myers LLP